UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NeoGames S.A.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

L6673X107

(CUSIP Number)

Jo Sarolis

Aristocrat Technologies Australia Pty Ltd.

PO Box 361

North Ryde BC NSW 1670., Australia

Tel: +61 2 9013 6000

Email: jo.sarolis@aristocrat.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Confidential

SCHEDULE 13D

CUSIP No. L6673X107	Page 1 of 12

1	NAME OF REPORTING PERSONS Aristocrat Leisure Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 20,382,242 (1) (2)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 0 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,382,242 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.7% (1) (2) (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See Item 5 of this Schedule 13D.
(2)

Beneficial ownership of 20,382,242 of ordinary shares, each without par value (the “Shares”) of NeoGames S.A. (the “Company”) is being reported hereunder solely because Aristocrat Leisure Limited (“Aristocrat”) may be deemed to have beneficial ownership of such Shares as a result of the Support Agreement (as defined below) with certain shareholders of the Company. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Aristocrat that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(3)

Percentage ownership is based on an aggregate number of outstanding Shares of 33,561,064 as of May 12, 2023, as reported by the Company in the Business Combination Agreement (as defined below), which is attached hereto as Exhibit 99.1, and which was included as Exhibit 99.1 to the Company’s Form 6-K filed with the Securities and Exchange Commission on May 15, 2023.

CUSIP No. L6673X107	Page 2 of 12

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to ordinary shares, no par value (the “Shares”) of NeoGames S.A. (the “Company”). The principal executive office of the Company is located at 5, Rue De Bonnevoie, L-1260 Luxembourg, Grand Duchy of Luxembourg.

ITEM 2.	IDENTITY AND BACKGROUND

(a) Aristocrat Leisure Limited, an Australian public limited company (“Aristocrat” or the “Reporting Entity”), is filing this statement.

(b) The principal business address of the Reporting Entity is Building A, Pinnacle Office Park, 85 Epping Road, North Ryde, NSW 2113, Australia. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Entity is set forth on Schedule A hereto and incorporated by reference herein.

(c) The Reporting Entity is a global gaming content and technology company offering products and services including electronic gaming machines, casino management systems, and free-to-play mobile games.

(d)-(e) During the last five years, neither the Reporting Entity nor, to the knowledge of the Reporting Entity, any of the persons listed on Schedule A hereto have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Items 4 and 5 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 3.

On May 15, 2023, in connection with the execution of the Business Combination Agreement (as defined below), the Reporting Entity entered into a Support Agreement (the “Support Agreement”) with the following shareholders of the Company (together, the “Supporting Shareholders”): (i) Barak Matalon, (ii) Elyahu Azur, (iii) Aharon Aran, (iv) Pinhas Zahvi, and (v) Oded Gottfried.

As further described in Item 4, as a result of the irrevocably proxy granted to the Reporting Entity to vote or cause to be voted (including by proxy or written consent, if applicable) all of the Shares owned by such Supporting Shareholders in accordance and consistent with the Support Agreement, the number of Shares that the Reporting Entity may be deemed to beneficially own as a result of the Support Agreement is 20,382,242.

The Shares beneficially owned by the Supporting Shareholders have not been purchased by the Reporting Entity, and thus no funds were used for such purpose. The Reporting Entity has not paid any monetary consideration to the Supporting Shareholders in connection with the execution and delivery of the Support Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Entity that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”) or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. L6673X107	Page 3 of 12

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth in Items 3 and 5 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 4.

Business Combination Agreement

On May 15, 2023, the Company, entered into a Business Combination Agreement (the “Business Combination Agreement”) with the Reporting Entity and Anaxi Investments Limited, a Cayman Islands exempted company and wholly owned indirect subsidiary of the Reporting Entity (“Merger Sub”). The Business Combination Agreement, and the transactions contemplated thereby, including the Continuation (as defined below) and the Merger (as defined below) have been unanimously approved by the respective boards of directors of the Company, the Reporting Entity and Merger Sub.

The Business Combination Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, the Company will transfer its statutory seat, registered office and seat of central administration (siège de l’administration centrale) from the Grand Duchy of Luxembourg (“Luxembourg”) to the Cayman Islands in accordance with the Luxembourg Law of August 10, 1915 on commercial companies, as amended, and transfer by way of continuation as a Cayman Islands exempted company in accordance with the Companies Act (as revised) of the Cayman Islands (the “Cayman Companies Act”) and, simultaneously with the full corporate and legal continuation and registration in the Cayman Islands, de-register in Luxembourg (without the dissolution of the Company or the liquidation of its assets) (the “Continuation”). As promptly as practicable following the Continuation, Merger Sub shall be merged with and into the Company (the “Merger”, and together with the Continuation and the other transactions contemplated in the Business Combination Agreement, the “Transactions”), with the Company being the surviving company (the “Surviving Company”) and becoming a wholly owned indirect subsidiary of the Reporting Entity.

Upon the terms and subject to the conditions set forth in the Business Combination Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding ordinary share of the Company prior to the Effective Time (other than (x) shares owned by the Reporting Entity or Merger Sub or any of their respective subsidiaries, (y) shares owned by the Company as treasury shares and (z) shares held by shareholders of the Company who have validly exercised their statutory rights of appraisal in respect of such shares) shall be converted automatically into and shall thereafter represent the right to receive an amount in cash equal to $29.50, without interest thereon and subject to applicable tax withholding (the “Merger Consideration”). The Company’s outstanding equity awards are also payable based on the Merger Consideration, pursuant and subject to the terms of the Business Combination Agreement.

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The parties’ obligation to consummate the Transactions is subject to the satisfaction or waiver of certain conditions set forth in the Business Combination Agreement, including, among others: (a) approval of the Business Combination Agreement by the holders of at least two thirds of the voting power of the Company voting on the approval of the Business Combination Agreement, the Transactions and certain other matters as provide in the Business Combination Agreement, with holders of a majority of the outstanding shares present or represented, both (i) prior to the Continuation and (ii) following the Continuation and prior to closing of the Merger, (b) the absence of certain laws, orders, judgments and injunctions that restrain, enjoin or otherwise prohibit the consummation of the Merger, (c) the expiration or termination of the applicable Hart-Scott-Rodino Act waiting period and submission of all specified notices to, filings with and receipt of consents of governmental and regulatory authorities in certain other specified jurisdictions, including as it relates to the Company’s gaming licenses and the Competition and Markets Authority of the United Kingdom, (d) with respect to the completion of the Merger, the completion of the Continuation in the Cayman Islands and the subsequent filing of a statutory plan of merger proposal with the Registrar of Companies of the Cayman Islands, (e) subject to specified exceptions and qualifications for materiality or Material Adverse Effect (as defined in the Business Combination Agreement), the accuracy of representations and warranties with respect to the Company, the Reporting Entity and Merger Sub and compliance in all material respects by the Company, the Reporting Entity and Merger Sub with their respective covenants contained in the Business Combination Agreement, (f) the completion of the Continuation, (g) the absence of a Regulatory Detriment (as defined in the Business Combination Agreement), (h) the absence of a Material Adverse Effect from the date of the Business Combination Agreement and (f) the delivery by the Reporting Entity and the Company of certain certificates. Consummation of the Merger is not subject to a financing condition.

The Business Combination Agreement contains certain customary termination rights by either the Company or the Reporting Entity, including (i) if the Merger is not consummated by July 15, 2024, subject to a two-month extension in certain circumstances in which all of the closing conditions other than certain conditions related to the receipt of regulatory approvals are satisfied or waived (or are capable of being satisfied at such time), (ii) if the required approvals by the shareholders of the Company are not obtained, (iii) if the other party breaches its representations, warranties or covenants in a manner that would cause the conditions to the closing set forth in the Business Combination Agreement to not be satisfied and fails to cure such breach or (iv) if any legal restraint prohibiting the consummation of the Transactions has become final and non-appealable. In addition, subject to compliance with certain terms of the Business Combination Agreement, the Business Combination Agreement may be terminated by the Reporting Entity if the Company’s board of directors changes its recommendation. In certain instances of a termination pursuant to the forgoing, the Company may be required to pay the Reporting Entity a termination fee in the amount of $40,434,372.11.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 99.1, and which was included as Exhibit 99.1 to the Company’s Current Report on Form 6-K, filed on May 15, 2023, and incorporated herein by reference.

CUSIP No. L6673X107	Page 5 of 12

Support Agreement

On May 15, 2023, in connection with the execution of the Business Combination Agreement, the Reporting Entity and the Supporting Shareholders entered into the Support Agreement.

Pursuant to the Support Agreement, the Supporting Shareholders have irrevocably agreed, among other things, to (a) certain restrictions on the transfer of the Shares owned by such Supporting Shareholders, (b) vote all of the Shares owned by such Supporting Shareholders at any meeting of the shareholders of the Company in favor of, and otherwise support the Transactions, including (i) the approval and adoption of the Business Combination Agreement, the memorandum and articles of association of the Company following the Continuation, the statutory plan of merger (including the memorandum and articles of association enclosed therewith) and the Transactions, (ii) the approval of waiving any shareholder notice requirements under the Company’s organizational documents or any law applicable to calling, holding and convening the meeting of the shareholders of the Company to be held in the Cayman Islands following the Continuation (or any adjournment, reconvening or postponement thereof) and (iii) effective upon the Continuation, the change of the Company’s name to “Neo Group Ltd.,” (c) unconditionally and irrevocably grant to the Reporting Entity and up to two of the Reporting Entity’s designated representatives as each Supporting Shareholder’s proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of such Supporting Shareholder to vote or cause to be voted (including by proxy or written consent, if applicable) all of the Shares owned by such Supporting Shareholders in accordance and consistent with the Support Agreement, with respect to the matters specified above and (d) avoid taking certain actions adverse to the Transactions.

The Support Agreement will terminate upon the earlier to occur of (x) the consummation of the Transactions, (y) the termination of the Business Combination Agreement pursuant to and in compliance with the terms therein and (z) the entry, without the prior written consent of such Supporting Shareholders, into any amendment or modification of the Business Combination Agreement, or any written waiver of the Company’s rights under the Business Combination Agreement made in connection with a request from the Reporting Entity, in each case, which results in a decrease in the Merger Consideration.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is attached hereto as Exhibit 99.2, and which was included as Exhibit 99.2 to the Company’s Current Report on Form 6-K, filed on May 15, 2023, and incorporated herein by reference.

General

Following the Effective Time, the Reporting Entity, intends to, among other things, (i) cause the Company Shares to be delisted from the Nasdaq Global Market and deregistered under the Act, and (ii) make modifications to the governance and management of the Surviving Company and its subsidiaries in a manner consistent with the policies and practices of the Reporting Entity, which may include, among other things, amending the organizational documents of the Surviving Company’s subsidiaries and removing and replacing the directors and officers of the Surviving Company or its subsidiaries. During the pendency of the Transactions, the Reporting Entity may take actions to comply with the Reporting Entity’s obligations and enforce the rights of the Reporting Entity under the Business Combination Agreement.

CUSIP No. L6673X107	Page 6 of 12

Except as described in this Schedule 13D and in connection with the transactions contemplated by the Business Combination Agreement and the Support Agreement, at this time neither the Reporting Entity nor, to the knowledge of the Reporting Entity, any of the persons set forth on Schedule A hereto, has any plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D (although the Reporting Entity and each person listed on Schedule A hereto reserves the right to develop such plans).

During the pendency of the Transactions, subject to regulatory and other applicable legal requirements, as well as market conditions, the Reporting Entity may engage in acquisitions from time to time of shares of the Company through open market purchases, block trades or other transactions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The information set forth in Items 2, 3, 4 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The aggregate percentage of the Shares described in this Schedule 13D that the Reporting Entity may be deemed to beneficially own is based on the 33,561,064 Shares outstanding as of May 12, 2023, as reported by the Company in the Business Combination Agreement.

Immediately prior to the execution of the Support Agreement, the Reporting Entity did not beneficially own any of the Shares. However, pursuant to the irrevocable proxy granted to the Reporting Entity under the Support Agreement, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Act, the Reporting Entity may be deemed to have beneficial ownership with respect to a total of 20,382,242 Shares, which represents in the aggregate approximately 60.7% of the Shares deemed to be outstanding as described in the prior paragraph.

To the knowledge of the Reporting Entity, none of the individuals identified on Schedule A hereto beneficially own any the Shares.

(c) Except as described herein, neither the Reporting Entity nor, to the knowledge of the Reporting Entity, any of the persons set forth on Schedule A hereto has effected any transaction in the Shares during the past 60 days.

(d) Except with reference to the Business Combination Agreement and the Support Agreement and the transactions contemplated by those agreements, and except as set forth in this Schedule 13D, to the knowledge of the Reporting Entity, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Entity as described in this Item 5.

(e) Not applicable.

CUSIP No. L6673X107	Page 7 of 12

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 6.

Except for the agreements and transactions described in this Schedule 13D, to the knowledge of the Reporting Entity, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Business Combination Agreement, dated May 15, 2023, by and among Aristocrat Leisure Limited, NeoGames, S.A., and Anaxi Investments Limited (filed as Exhibit 99.1 to the Company’s Current Report on Form 6-K on May 15, 2023 and incorporated herein by reference).

99.2	Support Agreement dated May 15, 2023, by and among Aristocrat Leisure Limited, NeoGames, S.A., and Anaxi Investments Limited and the shareholders listed on signature pages thereto (filed as Exhibit 99.2 to the Company’s Current Report on Form 6-K on May 15, 2023 and incorporated herein by reference).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2023

Aristocrat Leisure Limited

By:	/s/ Trevor Croker
Name:	Trevor Croker
Title:	Director

By:	/s/ Kristy Jo
Name:	Kristy Jo
Title:	Secretary

CUSIP No. L6673X107	Page 9 of 12

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the members of the Board of Directors and the Executive Steering Committee of Aristocrat Leisure Limited are set forth below.

Directors

Name	Principal Business Address	Present Principal Occupation or Employment (Position, Company or Organization)	Citizenship (as described on passport)
Trevor Croker	USA: 10220 Aristocrat Way, Las Vegas, NV 89135	CEO & Managing Director of the Reporting Entity	AUS

Neil Chatfield	Building A, Pinnacle Office Park, 85 Epping Road, North Ryde, NSW 2113 Australia	Chairman of the Board of the Reporting Entity	AUS

Kathleen Conlon	Building A, Pinnacle Office Park, 85 Epping Road, North Ryde, NSW 2113 Australia	Non-Executive Director of the Reporting Entity	USA & AUS

Philippe Etienne	Building A, Pinnacle Office Park, 85 Epping Road, North Ryde, NSW 2113 Australia	Non-Executive Director of the Reporting Entity	AUS & Swiss

CUSIP No. L6673X107	Page 10 of 12

Arlene Tansey	Building A, Pinnacle Office Park, 85 Epping Road, North Ryde, NSW 2113 Australia	Non-Executive Director of the Reporting Entity	USA, AUS & Ireland

Sylvia Summers Couder	Building A, Pinnacle Office Park, 85 Epping Road, North Ryde, NSW 2113 Australia	Non-Executive Director of the Reporting Entity	USA & France

Patrick Ramsey	Building A, Pinnacle Office Park, 85 Epping Road, North Ryde, NSW 2113 Australia	Non-Executive Director of the Reporting Entity	USA

Billy G. Lance Jnr	Building A, Pinnacle Office Park, 85 Epping Road, North Ryde, NSW 2113 Australia	Non-Executive Director of the Reporting Entity	USA

Jennifer Aument	Building A, Pinnacle Office Park, 85 Epping Road, North Ryde, NSW 2113 Australia	Non-Executive Director Elect of the Reporting Entity	USA

CUSIP No. L6673X107	Page 11 of 12

Executive Steering Committee

Name	Principal Business Address	Present Principal Occupation or Employment (Position, Company or Organization)	Citizenship (as described on passport)
Trevor Croker	AUS: Building A, Pinnacle Office Park, 85 Epping Road, North Ryde, NSW 2113 Australia USA: 10220 Aristocrat Way, Las Vegas, NV 89135	CEO & Managing Director	AUS

Mike Lang	10220 Aristocrat Way, Las Vegas, NV 89135	CEO Pixed United	USA

Hector Fernandez	10220 Aristocrat Way, Las Vegas, NV 89135	CEO Aristocrat Gaming	USA

Sally Denby	Building A, Pinnacle Office Park, 85 Epping Road, North Ryde, NSW 2113 Australia	Chief Financial Officer	UK & AUS

Mitchell Bowen	Building A, Pinnacle Office Park, 85 Epping Road, North Ryde, NSW 2113 Australia	CEO Anaxi & Chief Transformation Officer	AUS

Natalie Toohey	Building A, Pinnacle Office Park, 85 Epping Road, North Ryde, NSW 2113 Australia	Chief Corporate Affairs Officer	AUS

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Christie Roser	Building A, Pinnacle Office Park, 85 Epping Road, North Ryde, NSW 2113 Australia	Chief People & Culture Officer	AUS

Andy Hendrickson	10220 Aristocrat Way, Las Vegas, NV 89135	Chief Technology Officer	USA

Daniel Yang	10220 Aristocrat Way, Las Vegas, NV 89135	Chief Strategy Officer	USA

Chris Hill	10220 Aristocrat Way, Las Vegas, NV 89135	Chief Legal Officer	USA

James Alvarez	10220 Aristocrat Way, Las Vegas, NV 89135	Chief Information Officer	USA

Tracey Elkerton	Building A, Pinnacle Office Park, 85 Epping Road, North Ryde, NSW 2113 Australia	Chief Compliance Officer	AUS